UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 14, 2009

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

OTHER INFORMATION

On April 14, 2009, EVOTEC AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) issued a press release announcing announced the results of a Phase II proof-of-concept study investigating the potential of EVT 302 as an aid to smoking cessation. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/s/ Klaus Maleck
Klaus Maleck
Chief Financial Officer

Date: April 15, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated April 14, 2009

Exhibit 99.1

Apr 14, 2009
Evotec Reports Results of Phase II Proof-of-Concept Study with EVT 302

Hamburg, Germany - Evotec AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) today announced the results of a Phase II proof-of-concept study investigating the potential of EVT 302, a reversible and highly selective inhibitor of monoamine oxidase B (MAO-B), as an aid to smoking cessation.

EVT 302 failed to demonstrate any significant improvement in the quit rate compared with placebo. The combination of EVT 302 with a nicotine replacement patch also failed to demonstrate any significant benefit over nicotine replacement therapy (NRT) alone. The study was well performed and the placebo quit rate was well within expectations ensuring adequate power to demonstrate any treatment effect. Throughout this study EVT 302 was well tolerated with subjects experiencing very few treatment-related adverse events.

The study reported today was performed double blind in Germany with 414 otherwise healthy smokers who were motivated to quit smoking. The study assessed whether 8 weeks treatment with EVT 302 resulted in an increase in quit rate compared to placebo. The study also included a comparison of EVT 302 added to NRT (21 mg patch once daily) vs NRT alone to see if there was any additive benefit for the two treatments taken together.

Dr Tim Tasker, Executive Vice President Clinical Development at Evotec, commented: “We are disappointed with the results of this proof-of-concept study which has failed to demonstrate any convincing support for the use of EVT 302 as an aid to smoking cessation. Once a full analysis of all the data is completed Evotec will re-assess the future of EVT 302, given the overall potential of MAO-B-inhibitors in a number of indications and the excellent safety profile demonstrated by EVT 302 in this study.”

Dr Werner Lanthaler, Chief Executive Officer of Evotec, added: “Strict cost containment by focusing our pipeline and de-risking our business according to the “Evotec 2012 - Action Plan to Focus and Grow” is the right strategy also in light of this clinical outcome.”

Forward-Looking Statements
Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning future reductions in operating expenses and cash burn, regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.